Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

PAYMENT OF COMPLEMENTARY INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on July 23, 2012, it was decided:

a)
to declare complementary interest on capital to the dividends paid on a monthly basis during the first half of 2012 and set against the mandatory dividend for the fiscal year 2012, in the amount of R$ 0.2774 per share, less 15% income tax at source, resulting in net interest of R$ 0.2358 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)	to pay this complementary interest on capital on August 15, 2012, based on the closing stockholding position as of August 1st, 2012.

São Paulo-SP, July 23, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer